FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 2

Third quarter 2009 results

Analysis by quarter

Appendix 2 Analysis by quarter

Summary consolidated income statement - pro forma

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
	£m	£m	£m	£m	£m

Net interest income	3,836	4,427	3,538	3,322	3,261	(15%)	(2%)

Non-interest income (excluding insurance net premium income)	3,340	(5,503)	3,776	1,498	2,532	(24%)	69%
Insurance net premium income	1,409	1,439	1,356	1,301	1,301	(8%)	-

Total income	8,585	363	8,670	6,121	7,094	(17%)	16%
Operating expenses	(4,060)	(3,735)	(4,667)	(4,066)	(4,195)	3%	3%

Profit/(loss) before other operating charges	4,525	(3,372)	4,003	2,055	2,899	(36%)	41%
Insurance net claims	(934)	(1,056)	(966)	(925)	(1,145)	23%	24%

Operating profit before impairment losses	3,591	(4,428)	3,037	1,130	1,754	(51%)	55%
Impairment losses	(1,280)	(4,673)	(2,858)	(4,663)	(3,279)	156%	(30%)

Group operating profit/(loss)*	2,311	(9,101)	179	(3,533)	(1,525)	(166%)	(57%)
Amortisation of purchased intangible assets	(119)	(62)	(85)	(55)	(73)	(39%)	33%
Integration and restructuring costs	(289)	(752)	(379)	(355)	(324)	12%	(9%)
Write-down of goodwill	-	(16,196)	-	(311)	-	-	-
Gain on redemption of own debt	-	-	-	3,790	-	-	-
Strategic disposals	-	442	241	212	(155)	-	(173%)

Profit/(loss) before tax	1,903	(25,669)	(44)	(252)	(2,077)	-	-
Tax	(724)	1,701	(228)	640	576	(180%)	(10%)

Profit/(loss) from continuing operations	1,179	(23,968)	(272)	388	(1,501)	-	-
Loss from discontinued operations	(46)	1	(45)	(13)	(7)	(85%)	(46%)

Profit/(loss) for the period	1,133	(23,967)	(317)	375	(1,508)	-	-
Minority interests	(43)	(221)	(471)	(83)	(47)	9%	(43%)
Preference share and other dividends	(219)	(162)	(114)	(432)	(245)	12%	(43%)

Profit/(loss) attributable to ordinary shareholders	871	(24,350)	(902)	(140)	(1,800)	-	-

*profit/(loss) before tax, purchased intangibles amortisation
,
integration and restructuring costs, and write-down of goodwill and other intangible assets.

Key metrics

Cost:income ratio	47.3%	1,028.9%	53.8%	66.4%	59.1%	(1,184bp)	730bp
Net interest margin	2.05%	2.10%	1.78%	1.70%	1.75%	(30bp)	5bp
Risk-weighted assets	£543.1bn	£577.8bn	£575.7bn	£547.3bn	£594.7bn	10%	9%
Risk elements In lending	£10.8bn	£18.8bn	£23.7bn	£30.7bn	£35.0bn	-	14%
Provision balance as % of REIL/PPLs*	51%	50%	45%	44%	43%	(800bp)	(100bp)

* includes disposal groups.
Note:
2008 data have been restated for the amendment to IFRS 2 'Share-based Payment' and the finalisation of the ABN AMRO acquisition accounting in the second half of 2008.

Appendix 2 Analysis by quarter

Divisional performance
The profit/(loss) of each division before amortisation of purchased intangible assets, write-down of goodwill and other assets, integration and restructuring costs, and after allocation of manufacturing costs is shown below.  The Group manages costs where they arise.  Customer-facing divisions control their direct expenses whilst Manufacturing is responsible for shared costs.

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses
UK Retail	420	381	371	490	468	11%	(4%)
UK Corporate	523	487	421	535	566	8%	6%
Wealth	103	77	100	134	120	17%	(10%)
Global Banking & Markets	616	(2,597)	3,845	1,116	647	5%	(42%)
Global Transaction Services	275	285	240	269	275	-	2%
Ulster Bank	98	36	71	78	59	(40%)	(24%)
US Retail & Commercial	236	312	182	136	137	(42%)	1%
RBS Insurance	150	176	81	142	13	(91%)	(91%)
Central items	813	(476)	486	(311)	121	(85%)	139%

Core	3,234	(1,319)	5,797	2,589	2,406	(26%)	(7%)
Non-Core	357	(3,109)	(2,760)	(1,459)	(652)	-	55%

Operating profit/(loss) before impairment losses	3,591	(4,428)	3,037	1,130	1,754	(51%)	55%

Included in the above are movements in fair value of own debt:
Global Banking & Markets	648	(875)	647	(482)	(320)	(149%)	(34%)
Central items	633	14	384	(478)	(163)	(126%)	(66%)

	1,281	(861)	1,031	(960)	(483)	(138%)	(50%)

Impairment losses by division
UK Retail	287	292	354	470	404	41%	(14%)
UK Corporate	55	169	100	450	187	-	(58%)
Wealth	3	8	6	16	1	(67%)	(94%)
Global Banking & Markets	2	505	269	(31)	272	-	-
Global Transaction Services	7	40	9	4	22	-	-
Ulster Bank	17	71	67	90	144	-	60%
US Retail & Commercial	134	177	223	146	180	34%	23%
RBS Insurance	-	42	5	1	2	-	100%
Central items	7	11	(3)	1	1	(86%)	-

Core	512	1,315	1,030	1,147	1,213	137%	6%
Non-Core	768	3,358	1,828	3,516	2,066	169%	(41%)

Total impairment losses	1,280	4,673	2,858	4,663	3,279	156%	(30%)

Appendix 2 Analysis by quarter

Divisional performance
(continued)

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	133	89	17	20	64	(52%)	-
UK Corporate	468	318	321	85	379	(19%)	-
Wealth	100	69	94	118	119	19%	1%
Global Banking & Markets	614	(3,102)	3,576	1,147	375	(39%)	(67%)
Global Transaction Services	268	245	231	265	253	(6%)	(5%)
Ulster Bank	81	(35)	4	(12)	(85)	-	-
US Retail & Commercial	102	135	(41)	(10)	(43)	(142%)	-
RBS Insurance	150	134	76	141	11	(93%)	(92%)
Central items	806	(487)	489	(312)	120	(85%)	(138%)

Core	2,722	(2,634)	4,767	1,442	1,193	(56%)	(17%)
Non-Core	(411)	(6,467)	(4,588)	(4,975)	(2,718)	-	(45%)

Group operating profit/(loss)	2,311	(9,101)	179	(3,533)	(1,525)	(166%)	(57%)

Loan impairment losses	1,023	4,049	2,276	4,520	3,262	-	(28%)
Impairment losses on available-for-sale securities	257	624	582	143	17	(93%)	(88%)

	1,280	4,673	2,858	4,663	3,279	156%	(30%)

Loan impairment charge as % of gross loans and advances excluding reverse repurchase agreements	0.64%	2.24%	1.34%	2.98%	2.14%	150bp	(84bp)

	2008		2009			30 Sept 2009 vs
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Risk-weighted assets by division
UK Retail	46.2	45.7	49.6	54.0	51.6	12%	(4%)
UK Corporate	88.7	85.7	86.2	89.5	91.0	3%	2%
Wealth	10.8	10.8	10.6	10.3	10.7	(1%)	4%
Global Banking & Markets	165.4	162.4	148.6	122.4	131.9	(20%)	8%
Global Transaction Services	19.4	17.4	18.7	16.7	18.9	(3%)	13%
Ulster Bank	22.2	24.5	26.2	26.2	28.5	28%	9%
US Retail & Commercial	51.4	63.9	64.3	55.6	62.8	22%	13%
Other	8.3	7.1	7.8	8.5	9.0	9%	5%

Core	412.4	417.5	412.0	383.2	404.4	(2%)	6%
Non-Core	130.7	160.3	163.7	164.1	190.3	46%	16%

Total risk-weighted assets	543.1	577.8	575.7	547.3	594.7	10%	9%

Appendix 2 Analysis by quarter

UK Retail

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income	821	856	797	868	848	3%	(2%)

Net fees and commissions - banking	365	345	337	321	303	(17%)	(6%)
Other non-interest income (net of insurance claims)	34	54	53	69	69	103%	-

Non-interest income	399	399	390	390	372	(7%)	(5%)

Total income	1,220	1,255	1,187	1,258	1,220	-	(3%)

Direct expenses
- staff	(243)	(236)	(214)	(214)	(206)	(15%)	(4%)
- other	(109)	(101)	(115)	(102)	(99)	(9%)	(3%)
Indirect expenses	(448)	(537)	(487)	(452)	(447)	-	(1%)

	(800)	(874)	(816)	(768)	(752)	(6%)	(2%)

Operating profit before impairment losses	420	381	371	490	468	11%	(4%)
Impairment losses	(287)	(292)	(354)	(470)	(404)	41%	(14%)

Operating profit	133	89	17	20	64	(52%)	-

Analysis of income by product:
Personal advances	310	296	305	311	303	(2%)	(3%)
Personal deposits	557	470	397	354	319	(43%)	(10%)
Mortgages	93	186	207	273	319	-	17%
Bancassurance	34	51	52	69	69	103%	-
Cards	205	208	204	212	225	10%	6%
Other	21	44	22	39	(15)	(171%)	(138%)

Total income	1,220	1,255	1,187	1,258	1,220	-	(3%)

Analysis of impairment by sector:
Mortgages	9	9	22	41	26	189%	(37%)
Personal	144	169	195	299	247	72%	(17%)
Cards	134	114	137	130	131	(2%)	1%

Total impairment	287	292	354	470	404	41%	(14%)

Loan impairment charge as % of gross customer loans and advances by sector:
Mortgages	0.05%	0.05%	0.12%	0.21%	0.13%	8bp	(8bp)
Personal	3.76%	4.42%	5.20%	8.31%	6.81%	305bp	(149bp)
Cards	8.25%	7.24%	9.13%	8.52%	8.59%	34bp	7bp

	1.23%	1.24%	1.50%	1.94%	1.60%	37bp	(34bp)

Appendix 2 Analysis by quarter

UK Retail
(continued)

	2008		2009			Q3 2009 vs.
Key metrics	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009

Performance ratios
Return on equity (1)	9.4%	6.5%	1.2%	1.4%	4.6%	(480bp)	320bp
Net interest margin	3.62%	3.73%	3.46%	3.69%	3.47%	(15bp)	(22bp)
Cost:income ratio	65.4%	63.8%	69.0%	59.6%	57.4%	800bp	227bp

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers - gross
- mortgages	71.5	72.2	73.3	76.6	80.3	12%	5%
- personal	15.3	15.3	15.0	14.4	14.5	(5%)	1%
- cards	6.5	6.3	6.0	6.1	6.1	(6%)	-

Customer deposits (excluding bancassurance)	76.5	78.9	80.3	83.4	85.6	12%	3%
AUMs - excluding deposits	6.4	5.7	4.6	4.7	5.0	(22%)	6%
Risk elements in lending	3.4	3.8	4.1	4.5	4.7	38%	4%
Loan:deposit ratio (excluding repos)	121.9%	119.0%	117.5%	116.4%	117.8%	(408bp)	139bp

Risk-weighted assets	46.2	45.7	49.6	54.0	51.6	12%	(4%)

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

UK Corporate

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income	618	588	499	560	607	(2%)	8%

Net fees and commissions	222	215	194	219	223	-	2%
Other non-interest income	114	107	117	109	106	(7%)	(3%)

Non-interest income	336	322	311	328	329	(2%)	-

Total income	954	910	810	888	936	(2%)	5%

Direct expenses
- staff	(206)	(210)	(185)	(182)	(174)	(16%)	(4%)
- other	(96)	(73)	(74)	(46)	(71)	(26%)	54%
Indirect expenses	(129)	(140)	(130)	(125)	(125)	(3%)	-

	(431)	(423)	(389)	(353)	(370)	(14%)	5%

Operating profit before impairment losses	523	487	421	535	566	8%	6%
Impairment losses	(55)	(169)	(100)	(450)	(187)	-	(58%)

Operating profit	468	318	321	85	379	(19%)	-

Analysis of income by business:
Corporate and commercial lending	542	529	538	586	616	14%	5%
Asset and invoice finance	60	53	48	57	59	(2%)	4%
Corporate deposits	342	338	290	263	241	(30%)	(8%)
Other	10	(10)	(66)	(18)	20	100%	-

Total income	954	910	810	888	936	(2%)	5%

Analysis of impairment by sector:
Manufacturing	5	6	4	17	7	40%	(59%)
Housebuilding and construction	6	31	6	55	58	-	5%
Property	11	6	11	149	69	-	(54%)
Asset & invoice finance	24	39	21	47	4	(83%)	(91%)
Other	9	87	58	182	49	-	(73%)

Total impairment	55	169	100	450	187	-	(58%)

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector:
Manufacturing	0.41%	0.44%	0.32%	1.36%	0.56%	15bp	(80bp)
Housebuilding and construction	0.41%	2.10%	0.40%	4.40%	4.64%	423bp	24bp
Property	0.15%	0.08%	0.14%	1.81%	0.92%	77bp	(89bp)
Asset & invoice finance	1.13%	1.84%	0.93%	2.09%	0.18%	(95bp)	(191bp)
Other	0.06%	0.52%	0.36%	1.20%	0.30%	25bp	(90bp)

	0.19%	0.58%	0.34%	1.60%	0.66%	47bp	(94bp)

Appendix 2 Analysis by quarter

UK Corporate
(continued)

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Key metrics

Performance ratios
Return on equity (1)	18.6%	12.9%	12.7%	3.2%	13.7%	(490bp)	1,050bp
Net interest margin	2.40%	2.20%	1.88%	2.17%	2.38%	(2bp)	21bp
Cost:income ratio	45.2%	46.5%	48.0%	39.8%	39.5%	565bp	22bp

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total assets	117.8	121.0	120.1	116.2	117.3	-	1%
Loans and advances to customers - gross
- manufacturing	4.9	5.4	5.0	5.0	5.0	2%	-
- housebuilding and construction	5.8	5.9	6.0	5.0	5.0	(14%)	-
- property	30.0	30.5	32.0	33.0	30.0	-	(9%)
- asset and invoice finance	8.5	8.5	9.0	9.0	9.0	6%	-
- other	64.8	66.6	64.7	60.6	64.9	-	7%

Customer deposits	85.9	82.0	82.9	85.6	86.7	1%	1%
Risk elements in lending	1.5	1.3	2.0	2.4	2.5	67%	4%
Loan:deposit ratio (excluding repos)	132.7%	142.7%	140.8%	131.6%	131.4%	(125bp)	(16bp)

Risk-weighted assets	88.7	85.7	86.2	89.5	91.0	3%	2%

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

Wealth

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income	153	160	158	176	168	10%	(5%)

Net fees and commissions	98	96	90	90	92	(6%)	2%
Other non-interest income	19	19	21	21	19	-	(10%)

Non-interest income	117	115	111	111	111	(5%)	-

Total income	270	275	269	287	279	3%	(3%)

Direct expenses
- staff	(94)	(97)	(90)	(78)	(82)	(13%)	5%
- other	(34)	(51)	(33)	(34)	(35)	3%	3%
Indirect expenses	(39)	(50)	(46)	(41)	(42)	8%	2%

	(167)	(198)	(169)	(153)	(159)	(5%)	4%

Operating profit before impairment losses	103	77	100	134	120	17%	(10%)
Impairment losses	(3)	(8)	(6)	(16)	(1)	(67%)	(94%)

Operating profit	100	69	94	118	119	19%	1%

Analysis of income:
Private Banking	211	221	219	242	232	10%	(4%)
Investments	59	54	50	45	47	(20%)	4%

Total income	270	275	269	287	279	3%	(3%)

Key metrics

Performance ratios
Net interest margin	4.68%	4.56%	4.47%	4.82%	4.34%	(34bp)	(48bp)
Cost:income ratio	61.9%	72.0%	62.8%	53.3%	57.0%	486bp	(368bp)

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross
- mortgages	5.0	5.3	5.5	5.6	6.1	22%	9%
- personal	4.9	5.0	4.6	4.7	4.8	(2%)	2%
- other	2.0	2.1	2.2	2.1	2.5	25%	19%

Customer deposits	35.8	34.1	34.9	35.3	36.3	1%	3%
AUMs - excluding deposits	34.6	34.7	31.3	29.8	31.7	(8%)	6%
Risk elements in lending	0.1	0.1	0.1	0.2	0.2	100%	-
Loan:deposit ratio (excluding repos)	33.3%	36.3%	35.3%	35.2%	36.9%	360bp	172bp

Risk-weighted assets	10.8	10.8	10.6	10.3	10.7	(1%)	4%

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

Global Banking & Markets

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income from banking activities	535	1,054	812	660	447	(16%)	(32%)

Net fees and commissions receivable	405	187	291	409	338	(17%)	(17%)
Income/(loss) from trading activities	760	(2,918)	4,329	1,338	1,184	56%	(12%)
Other operating income (net of related funding costs)	(22)	(119)	(93)	(97)	(110)	-	13%

Non-interest income	1,143	(2,850)	4,527	1,650	1,412	24%	(14%)

Total income	1,678	(1,796)	5,339	2,310	1,859	11%	(20%)

Direct expenses
- staff	(618)	(178)	(1,001)	(762)	(760)	23%	-
- other	(284)	(421)	(300)	(231)	(261)	(8%)	13%
Indirect expenses	(160)	(202)	(193)	(201)	(191)	19%	(5%)

	(1,062)	(801)	(1,494)	(1,194)	(1,212)	14%	2%

Operating profit/(loss) before impairment losses	616	(2,597)	3,845	1,116	647	5%	(42%)
Impairment losses	(2)	(505)	(269)	31	(272)	-	-

Operating profit/(loss)	614	(3,102)	3,576	1,147	375	(39%)	(67%)

Analysis of income by product:
Rates - money markets	384	748	853	466	287	(25%)	(38%)
Rates - flow	-	16	1,297	536	694	-	29%
Currencies	417	414	558	384	141	(66%)	(63%)
Commodities	47	403	228	239	120	155%	(50%)
Equities	21	(214)	371	364	282	-	(23%)
Credit markets	(105)	(2,341)	858	690	475	-	(31%)
Portfolio management and origination	266	53	527	113	180	(32%)	59%
Fair value of own debt	648	(875)	647	(482)	(320)	(149%)	(34%)

Total income	1,678	(1,796)	5,339	2,310	1,859	11%	(20%)

Analysis of impairment by sector:
Manufacturing and infrastructure	-	39	16	23	33	-	43%
Property and construction	-	-	46	4	-	-	-
Transport	-	-	-	1	2	-	100%
Banks and financial institutions	-	194	4	39	237	-	-
Others	2	272	203	(98)	-	-	-

Total impairment	2	505	269	(31)	272	-	-

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	-	1.13%	0.68%	(0.11%)	0.60%	60bp	71bp

Appendix 2 Analysis by quarter

Global Banking & Markets
(continued)

	2008		2009			Q3 2009 vs.
Key metrics	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009

Performance ratios
Return on equity (1)	10.5%	(54.1%)	66.1%	25.1%	7.7%	(280bp)	(1,740bp)
Net interest margin	1.24%	1.99%	2.02%	1.48%	1.08%	(16bp)	(40bp)
Cost:income ratio	63.3%	(44.6%)	28.0%	51.7%	65.2%	(191bp)	(1,351bp)

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances (including banks)	188.6	225.5	206.5	156.0	157.0	(17%)	1%
Reverse repos	206.5	88.8	80.6	75.2	75.4	(63%)	-
Securities	157.6	127.5	124.3	115.5	117.6	(25%)	2%
Cash and eligible bills	35.3	20.2	28.6	51.5	63.8	81%	24%
Other assets	72.3	42.9	43.1	46.2	50.8	(30%)	10%

Total third party assets (excluding derivatives mark to market)	660.3	504.9	483.1	444.4	464.6	(30%)	5%
Net derivative assets (after netting)	73.0	113.0	98.0	70.7	81.5	12%	15%

Customer deposits (excluding repos)	91.0	88.6	81.8	65.0	58.1	(36%)	(11%)
Risk elements in lending	0.3	0.7	0.8	1.1	1.6	-	49%
Loan:deposit ratio (excluding repos)	158.7%	192.0%	194.4%	182.7%	192.4%	3,368bp	962bp

Risk-weighted assets	165.4	162.4	148.6	122.4	131.9	(20%)	8%

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

Global Transaction Services

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income	244	249	220	225	234	(4%)	4%
Non-interest income	375	407	385	398	388	3%	(3%)

Total income	619	656	605	623	622	-	-

Direct expenses
- staff	(91)	(93)	(95)	(87)	(87)	(4%)	-
- other	(38)	(42)	(35)	(38)	(37)	(3%)	(3%)
Indirect expenses	(215)	(236)	(235)	(229)	(223)	4%	(3%)

	(344)	(371)	(365)	(354)	(347)	1%	(2%)

Operating profit before impairment losses	275	285	240	269	275	-	2%
Impairment losses	(7)	(40)	(9)	(4)	(22)	-	-

Operating profit	268	245	231	265	253	(6%)	(5%)

Analysis of income by product:
Domestic cash management	203	210	202	204	202	-	(1%)
International cash management	179	200	169	179	183	2%	2%
Trade finance	60	70	75	77	71	18%	(8%)
Merchant acquiring	147	145	129	131	134	(9%)	2%
Commercial cards	30	31	30	32	32	7%	-

Total income	619	656	605	623	622	-	-

Key metrics

Performance ratios
Net interest margin	8.54%	8.00%	8.29%	9.23%	9.63%	109bp	40bp
Cost:income ratio	55.6%	56.6%	60.3%	56.8%	55.8%	(22bp)	103bp

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2 008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets	23.9	22.2	21.1	19.4	21.4	(10%)	10%
Loans and advances	18.0	14.8	14.7	13.5	14.5	(19%)	7%
Customer deposits	60.3	61.8	58.3	54.0	58.6	(3%)	9%
Risk elements in lending	0.2	0.1	0.1	0.1	0.2	-	100%
Loan:deposit ratio (excluding repos)	31.3%	25.1%	26.4%	25.9%	25.6%	(578bp)	(29bp)

Risk-weighted assets	19.4	17.4	18.7	16.7	18.9	(3%)	13%

Appendix 2 Analysis by quarter

Ulster Bank

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income	207	174	202	208	176	(15%)	(15%)

Net fees and commissions	69	60	46	39	45	(35%)	15%
Other non-interest income	-	(6)	11	12	10	-	(17%)

Non-interest income	69	54	57	51	55	(20%)	8%

Total income	276	228	259	259	231	(16%)	(11%)

Direct expenses
- staff	(84)	(87)	(89)	(81)	(79)	(6%)	(2%)
- other	(23)	(24)	(22)	(25)	(20)	(13%)	(20%)
Indirect expenses	(71)	(81)	(77)	(75)	(73)	3%	(3%)

	(178)	(192)	(188)	(181)	(172)	(3%)	(5%)

Operating profit before impairment losses	98	36	71	78	59	(40%)	(24%)
Impairment losses	(17)	(71)	(67)	(90)	(144)	-	60%

Operating profit/(loss)	81	(35)	4	(12)	(85)	-	-

Analysis of income by business:
Ulster corporate	160	139	162	138	134	(16%)	(3%)
Ulster retail	107	92	93	101	104	(3%)	3%
Other	9	(3)	4	20	(7)	(178%)	(135%)

Total income	276	228	259	259	231	(16%)	(11%)

Analysis of impairment by sector:
Mortgages	5	4	14	10	30	-	-
Corporate	3	43	40	66	87	-	32%
Other	9	24	13	14	27	-	93%

Total impairment	17	71	67	90	144	-	60%

Loan impairment charge as % of gross customer loans and advances excluding reverse repurchase agreements by sector:
Mortgages	0.13%	0.10%	0.32%	0.25%	0.72%	59bp	48bp
Corporate	0.06%	0.72%	0.71%	1.23%	1.59%	153bp	36bp
Other	1.61%	4.60%	2.58%	3.50%	5.40%	379bp	190bp

	0.18%	0.65%	0.64%	0.92%	1.42%	124bp	50bp

Appendix 2 Analysis by quarter

Ulster Bank
(continued)

	2008		2009			Q3 2009 vs.
Key metrics	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009

Performance ratios
Return on equity (1)	17.3%	(6.5%)	0.7%	(2.0%)	(12.7%)	(3,000bp)	(1,070bp)
Net interest margin	2.04%	1.67%	1.87%	2.03%	1.74%	(30bp)	(29bp)
Cost:income ratio	64.5%	84.2%	72.6%	69.9%	74.5%	(997bp)	(458bp)

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Loans and advances to customers gross:
- mortgages	15.5	18.1	17.4	16.0	16.7	8%	4%
- corporate	19.3	23.8	22.8	21.2	21.9	13%	3%
- other	2.2	2.1	2.0	1.8	2.0	(9%)	11%

Customer deposits	21.5	24.3	19.5	18.9	20.9	(3%)	11%
Risk elements in lending:
- mortgages	0.2	0.3	0.4	0.4	0.5	150%	25%
- corporate	0.2	0.8	1.0	1.1	1.3	-	18%
- other	0.1	0.1	0.1	0.1	0.2	100%	-
Loan:deposit ratio (excluding repos)	172.3%	181.1%	217.4%	206.3%	194.0%	2,165bp	(1,237bp)

Risk-weighted assets	22.2	24.5	26.2	26.2	28.5	28%	9%

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling)
	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income	440	512	494	448	410	(7%)	(8%)

Net fees and commissions	171	183	198	209	159	(7%)	(24%)
Other non-interest income	29	84	52	45	65	124%	44%

Non-interest income	200	267	250	254	224	12%	(12%)

Total income	640	779	744	702	634	(1%)	(10%)

Direct expenses
- staff	(159)	(175)	(218)	(184)	(174)	9%	(5%)
- other	(92)	(120)	(143)	(188)	(132)	43%	(30%)
Indirect expenses	(153)	(172)	(201)	(194)	(191)	25%	(2%)

	(404)	(467)	(562)	(566)	(497)	23%	(12%)

Operating profit before impairment losses	236	312	182	136	137	(42%)	1%
Impairment losses	(134)	(177)	(223)	(146)	(180)	34%	23%

Operating profit/(loss)	102	135	(41)	(10)	(43)	(142%)	-

Average exchange rate - US$/£	1.892	1.570	1.436	1.551	1.640

Analysis of income by product:
Mortgages and home equity	88	112	142	130	112	27%	(14%)
Personal lending and cards	86	90	107	113	116	35%	3%
Retail deposits	256	279	231	202	200	(22%)	(1%)
Commercial lending	98	128	141	140	127	30%	(9%)
Commercial deposits	97	111	104	89	97	-	9%
Other	15	59	19	28	(18)	-	(164%)

Total income	640	779	744	702	634	(1%)	(10%)

Analysis of impairment by sector:
Residential mortgages	16	13	23	12	29	81%	142%
Home equity	20	22	29	43	82	-	91%
Corporate & commercial	54	87	108	61	65	20%	7%
Other	44	55	63	30	4	(91%)	(87%)

Total impairment	134	177	223	146	180	34%	23%

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector:
Residential mortgages	0.74%	0.55%	1.00%	0.66%	1.68%	95bp	102bp
Home equity	0.53%	0.47%	0.62%	1.08%	2.05%	152bp	97bp
Corporate & commercial	1.11%	1.46%	1.79%	1.19%	1.27%	16bp	8bp
Other	2.17%	2.24%	2.57%	1.45%	0.20%	(197bp)	(124bp)

	1.04%	1.15%	1.44%	1.12%	1.41%	37bp	29bp

Appendix 2 Analysis by quarter

US Retail and Commercial (£ Sterling)
(continued)
	2008		2009			Q3 2009 vs.
Key metrics	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009

Performance ratios
Return on equity (1)	7.4%	7.9%	(2.4%)	(0.7%)	(2.5%)	(990bp)	(180bp)
Net interest margin	2.79%	2.59%	2.33%	2.30%	2.34%	(45bp)	4bp
Cost:income ratio	63.1%	60.0%	75.4%	80.6%	78.4%	(1,526bp)	224bp

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total assets	77.9	87.5	94.9	75.6	76.9	(1%)	2%
Loans and advances to customers (gross):
- residential mortgages	8.7	9.5	9.2	7.3	6.9	(21%)	(5%)
- home equity	15.2	18.7	18.8	15.9	16.0	5%	1%
- corporate and commercial	19.4	23.7	24.2	20.5	20.5	6%	-
- other consumer	8.0	9.8	9.8	8.3	7.8	(2%)	(6%)
Customer deposits	55.6	64.4	67.9	60.2	62.1	12%	3%
Risk elements in lending
- retail	0.2	0.2	0.3	0.3	0.3	50%	-
- commercial	-	0.2	0.1	0.1	0.2	-	100%
Loan:deposit ratio (excluding repos)	92.8%	96.6%	91.5%	86.7%	82.6%	(1,016bp)	(410bp)

Risk-weighted assets	51.4	63.9	64.3	55.6	62.8	22%	13%

Spot exchange rate - US$/£	1.783	1.460	1.433	1.644	1.599

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar)
(continued)
	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	$m	$m	$m	$m	$m

Net interest income	834	837	711	696	680	(18%)	(2%)

Net fees and commissions	325	294	284	324	266	(18%)	(18%)
Other non-interest income	52	142	75	69	104	100%	51%

Non-interest income	377	436	359	393	370	(2%)	(6%)

Total income	1,211	1,273	1,070	1,089	1,050	(13%)	(4%)

Direct expenses
- staff	(302)	(278)	(313)	(287)	(289)	(4%)	1%
- other	(172)	(201)	(206)	(289)	(219)	27%	(24%)
Indirect expenses	(292)	(277)	(288)	(301)	(313)	7%	4%

	(766)	(756)	(807)	(877)	(821)	7%	(6%)

Operating profit before impairment losses	445	517	263	212	229	(49%)	8%
Impairment losses	(258)	(304)	(320)	(231)	(296)	15%	28%

Operating profit/(loss)	187	213	(57)	(19)	(67)	(136%)	-

Analysis of income by product:
Mortgages and home equity	166	183	204	203	186	12%	(8%)
Personal lending and cards	164	143	154	174	190	16%	9%
Retail deposits	483	451	332	315	329	(32%)	4%
Commercial lending	186	211	202	217	210	13%	(3%)
Commercial deposits	185	179	150	138	160	(14%)	16%
Other	27	106	28	42	(25)	(193%)	(160%)

Total income	1,211	1,273	1,070	1,089	1,050	(13%)	(4%)

Analysis of impairment by sector:
Residential mortgages	30	22	33	19	47	55%	145%
Home equity	37	38	42	65	131	-	102%
Corporate & commercial	106	151	154	99	107	1%	9%
Other	85	93	91	48	11	(87%)	(78%)

Total impairment	258	304	320	231	296	15%	28%

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector:
Residential mortgages	0.77%	0.63%	1.00%	0.63%	1.69%	92bp	106bp
Home equity	0.55%	0.56%	0.62%	1.00%	2.05%	150bp	105bp
Corporate & commercial	1.23%	1.74%	1.78%	1.18%	1.31%	9bp	14bp
Other	2.36%	2.60%	2.58%	1.41%	0.34%	(202bp)	(107bp)

	1.13%	1.35%	1.44%	1.08%	1.45%	32bp	37bp

Appendix 2 Analysis by quarter

US Retail and Commercial (US Dollar)
(continued)
	2008		2009			Q3 2009 vs.
Key metrics	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009

Performance ratios
Return on equity (1)	7.6%	8.5%	(2.3%)	(0.8%)	(2.5%)	(1,010bp)	(170bp)
Net interest margin	2.80%	2.70%	2.33%	2.32%	2.37%	(43bp)	5bp
Cost:income ratio	63.2%	59.4%	75.4%	80.5%	78.2%	(1,497bp)	231bp

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	$bn	$bn	$bn	$bn	$bn

Capital and balance sheet
Total assets	138.9	127.8	136.0	124.4	122.9	(12%)	(1%)
Loans and advances to customers (gross):
- residential mortgages	15.5	13.9	13.2	12.0	11.0	(29%)	(8%)
- home equity	27.0	27.2	26.9	26.1	25.6	(5%)	(2%)
- corporate and commercial	34.6	34.7	34.7	33.6	32.7	(5%)	(3%)
- other consumer	14.5	14.3	14.1	13.7	12.5	(14%)	(9%)
Customer deposits	99.2	94.0	97.4	99.0	99.3	-	-
Risk elements in lending
- retail	0.3	0.3	0.4	0.4	0.5	67%	25%
- commercial	0.1	0.2	0.2	0.3	0.3	-	-
Loan:deposit ratio (excluding repos)	92.8%	96.6%	91.5%	86.7%	82.6%	(1,016bp)	(410bp)

Risk-weighted assets	91.7	93.2	92.1	91.3	100.4	9%	10%

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 7% of divisional risk-weighted assets, adjusted for capital deductions).

Appendix 2 Analysis by quarter

RBS Insurance
	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Earned premiums	1,128	1,121	1,106	1,119	1,145	2%	2%
Reinsurers' share	(51)	(48)	(45)	(40)	(43)	(16%)	8%

Insurance premium income	1,077	1,073	1,061	1,079	1,102	2%	2%
Net fees and commissions	(102)	(93)	(92)	(95)	(95)	(7%)	-
Other income	107	146	108	104	112	5%	8%

Total income	1,082	1,126	1,077	1,088	1,119	3%	3%

Direct expenses
- staff	(64)	(77)	(70)	(69)	(67)	5%	(3%)
- other	(44)	(54)	(67)	(54)	(47)	7%	(13%)
Indirect expenses	(65)	(72)	(66)	(65)	(64)	(2%)	(2%)

	(173)	(203)	(203)	(188)	(178)	3%	(5%)

Gross claims	(777)	(788)	(798)	(776)	(941)	21%	21%
Reinsurers' share	18	41	5	18	13	(28%)	(28%)

Net claims	(759)	(747)	(793)	(758)	(928)	22%	22%

Operating profit before impairment losses	150	176	81	142	13	(91%)	(91%)
Impairment losses	-	(42)	(5)	(1)	(2)	-	100%

Operating profit	150	134	76	141	11	(93%)	(92%)

Analysis of income by product:
Motor own-brands	492	491	477	495	517	5%	4%
Household and Life own-brands	200	206	204	210	214	7%	2%
Motor partnerships and broker	167	166	145	145	141	(16%)	(3%)
Household and Life, partnerships and broker	88	85	83	81	78	(11%)	(4%)
Other (International, commercial and central)	135	178	168	157	169	25%	8%

Total income	1,082	1,126	1,077	1,088	1,119	3%	3%

In-force policies (thousands)
- Own-brand motor	4,434	4,492	4,601	4,789	4,894	10%	2%
- Own-brand non-motor (home, rescue, pet, HR24)	5,468	5,560	5,643	5,890	6,150	12%	4%
- Partnerships & broker (motor, home, rescue, pet, HR24)	6,052	5,898	5,750	5,609	5,371	(11%)	(4%)
- Other (international, commercial and central)	1,122	1,206	1,211	1,210	1,212	8%	-

General insurance reserves - total (£m)	6,661	6,672	6,630	6,601	6,839	3%	4%

Appendix 2 Analysis by quarter

RBS Insurance
(continued)
	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009

Key business metrics
Return on equity (1)	18.8%	16.8%	9.5%	17.7%	1.2%	(1,760bp)	(1,650bp)
Cost:income ratio	16.0%	18.0%	18.9%	17.3%	15.9%	8bp	137bp
Adjusted cost:income ratio (2)	53.6%	53.6%	71.5%	57.0%	93.2%	3,960bp	3,620bp
Gross written premiums (£m)	1,159	1,002	1,123	1,147	1,186	2%	3%

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on regulatory capital).
(2)	Adjusted cost:income ratio is based on total income and operating expenses after netting insurance claims against total income.

Appendix 2 Analysis by quarter

Central items
	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
	£m	£m	£m	£m	£m

Fair value of own debt	633	14	384	(478)	(163)	(126%)	66%
Other	173	(501)	105	166	283	64%	70%

Central items not allocated	806	(487)	489	(312)	120	(85%)	138%

Appendix
2
Analysis
by quarter

Non-
Core

	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
Income statement	£m	£m	£m	£m	£m

Net interest income from banking activities	479	765	395	274	287	(40%)	5%

Net fees and commissions receivable	260	166	178	82	132	(49%)	61%
Income/(loss) from trading activities	68	(3,320)	(2,865)	(1,390)	(735)	-	(47%)
Other operating income (net of related funding costs)	(3)	(194)	25	(56)	83	-	-
Insurance net premium income	252	249	244	196	173	(31%)	(12%)

Non-interest income	577	(3,099)	(2,418)	(1,168)	(347)	(160%)	(70%)

Total income	1,056	(2,334)	(2,023)	(894)	(60)	(106%)	(93%)

Direct expenses
- staff	(141)	(110)	(188)	(71)	(111)	(21%)	56%
- other	(257)	(321)	(230)	(220)	(223)	(13%)	1%
Indirect expenses	(131)	(152)	(142)	(137)	(132)	1%	(4%)

	(529)	(583)	(560)	(428)	(466)	(12%)	9%

Operating profit/(loss) before other operating charges and impairment losses	527	(2,917)	(2,583)	(1,322)	(526)	-	(60%)
Insurance net claims	(170)	(192)	(177)	(137)	(126)	(26%)	(8%)
Impairment losses	(768)	(3,358)	(1,828)	(3,516)	(2,066)	169%	(41%)

Operating loss	(411)	(6,467)	(4,588)	(4,975)	(2,718)	-	(45%)

Key metrics

Performance ratios
Cost:income ratio	50.1%	(25.0%)	(27.7%)	(47.9%)	(776.7%)	-	-
Net interest margin	0.38%	1.36%	0.61%	0.45%	0.55%	17bp	10bp

	2008		2009			30 Sept 2009 vs.
	30 Sept	31 Dec	31 Mar	30 June	30 Sept	30 Sept 2008	30 June 2009
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (including derivatives)	293.8	325.1	297.1	231.9	220.2	(25%)	(5%)
Loans and advances to customers (gross):	172.1	190.6	183.1	163.6	158.7	(8%)	(3%)
Customer deposits	24.7	26.6	21.9	13.4	14.7	(40%)	10%
Risk elements in lending	4.8	11.2	14.7	20.5	23.3	-	14%
Loan:deposit ratio	691.2%	718.1%	844.6%	1,282.2%	1,078.5%	56%	(16%)

Risk-weighted assets	130.7	160.3	163.7	164.1	190.3	46%	16%

Appendix 2 Analysis by quarter

Non-Core
(continued)
	2008		2009			Q3 2009 vs.
	Q3	Q4	Q1	Q2	Q3	Q3 2008	Q2 2009
	£m	£m	£m	£m	£m

Analysis of income:
Banking & Portfolio	739	669	90	(772)	(92)	(112%)	(88%)
Retail, Commercial & Countries	773	689	662	570	537	(31%)	(6%)
Trading	(456)	(3,692)	(2,775)	(692)	(505)	11%	(27%)

Total income	1,056	(2,334)	(2,023)	(894)	(60)	(106%)	(93%)

Impairment losses:
Banking & Portfolio	252	1,004	823	1,619	878	-	(46%)
Retail, Commercial & Countries	360	945	720	1,638	1,234	-	(25%)
Trading	156	1,409	285	259	(46)	(129%)	(118%)

Total impairment	768	3,358	1,828	3,516	2,066	169%	(41%)

Loan impairment charge as % of gross customer loans and advances:
Banking & Portfolio	(0.33%)	6.98%	3.37%	7.16%	4.04%	437bp	(312bp)
Retail, Commercial & Countries	1.95%	4.70%	3.66%	9.44%	7.22%	527bp	(222bp)
Trading	7.52%	12.91%	(124.58%)	42.09%	31.73%	2,421bp	(1,036bp)

	1.03%	6.12%	2.82%	8.39%	5.53%	450bp	(286bp)

	£bn	£bn	£bn	£bn	£bn
Gross customer loans and advances (1):
Banking & Portfolio	91.1	106.7	103.5	93.1	88.4	(3%)	(5%)
Retail, Commercial & Countries	73.5	79.9	78.7	69.4	68.4	(7%)	(1%)
Trading	7.5	4.0	0.9	1.1	1.9	(75%)	73%

	172.1	190.6	183.1	163.6	158.7	(8%)	(3%)

Note:
(1) Including disposal groups.

Risk-weighted assets:
Banking & Portfolio	42.9	46.4	71.6	61.8	73.1	70%	18%
Retail, Commercial & Countries	53.8	49.9	51.1	48.3	45.9	(15%)	(5%)
Trading	34.0	64.0	41.0	54.0	71.3	110%	32%

	130.7	160.3	163.7	164.1	190.3	46%	16%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat